Exhibit 99.2

Management's Discussion and Analysis

for the year ended December 31, 2017

MEDICURE INC.

Message to Shareholders

In recent years, the Company has seen significant growth in the sale of AGGRASTAT® (tirofiban hydrochloride) and while 2017 revenues were below the revenues we achieved in 2016 from our AGGRASTAT® business, we continue to invest in growing the market for AGGRASTAT®. Reduced revenue was due to a stronger Canadian dollar and continued price pressure on the selling price of AGGRASTAT® due to generic Integrilin® sales. Medicure is expanding its product portfolio. On December 14, 2017, we announced the acquisition of a license for a branded cardiovascular drug and on March 7, 2018 announced the partnership with Zydus Cadila (“Zydus”) to launch ZYPITAMAGTM (pitavastatin magnesium) in the United States and we are very pleased to add this product to our cardiovascular commercial operation.

Net revenues for AGGRASTAT® for the year ended December 31, 2017 were $27.1 million compared to $29.3 million for the year ended December 31, 2016. While revenues were lower compared to the prior year, potential for further growth in the AGGRASTAT® brand remains. Diversification is occurring with the launch of ZYPITAMAGTM, which will be commercially available beginning in May 2018. We continue to work towards an approval for our first abbreviated New Drug Application (“aNDA”) which is expected in the coming months and will again serve to diversify our revenue base. Our development of additional generic cardiovascular products is ongoing, with aNDA filing dates for our other two aNDA projects with the U.S. Food and Drug Administration (“FDA”) expected in the first quarter of 2019.

As we focus on the sales and marketing of AGGRASTAT®, and the launch of ZYPITAMAGTM this year, we continue to explore additional opportunities to acquire, in-license or develop complimentary products that fit our suite of cardiovascular products. The successful growth of AGGRASTAT® and the expansion of our talented commercial team provides the organizational asset that can be and is now being applied to additional commercial products.

Finally, our increased investment in and subsequent divesture of the Apicore business has provided us with a strong balance sheet that we can leverage to acquire additional products for our commercial organization. We are pleased that our involvement in Apicore has yielded an extremely positive outcome for the Company and its shareholders. On behalf of the Board, I want to thank our shareholders, stakeholders and employees for their continued support while we manage our business. We remain committed to creating value for you and look forward to what lies ahead for the remainder of 2018 and beyond.

Yours sincerely,

Albert D. Friesen, Ph.D.
Chairman, President and Chief Executive Officer

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Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is current as of May 1, 2018 and should be read in conjunction with Medicure Inc.’s (“Medicure” or the “Company”) audited consolidated financial statements for year ended December 31, 2017 which have been prepared under International Financial Reporting Standards (“IFRS”) and the Company's annual report on Form 20-F for the year ended December 31, 2017. This MD&A was prepared with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Except as otherwise noted, the financial information contained in this MD&A and in the Company’s consolidated financial statements has been prepared in accordance with IFRS. All amounts are expressed in Canadian dollars unless otherwise noted. Additional information regarding the Company is available on SEDAR at www.sedar.com and at the Company's website at www.medicure.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”) that reflect the Company’s current expectations and projections about its future results. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

The Company uses words such as “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties, both known and unknown, as well as other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Specifically, this MD&A contains forward-looking statements regarding, but not limited to:

•	The Company’s intention to sell and market its acute care cardiovascular drug, AGGRASTAT® in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma, Inc.;

•	The Company’s intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;

•	The Company’s intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s approved prescribing information;

•	The Company’s intention to increase sales of AGGRASTAT®;

•	The Company’s intention to launch ZYPITAMAGTM commercially in 2018,

•	The Company’s intention to launch PREXXARTAN®, which is currently on hold, commercially when the dispute between Carmel Biosciences, Inc. (“Carmel”) and the third-party manufacturer is resolved;

•	The Company’s intention to develop pyridoxal 5 phosphate (“P5P”) or TARDOXALTM, formerly MC-1, for neurological disorders or other applications;

•	The Company’s intention to investigate and advance certain other product opportunities;

•	The Company’s intention to develop and commercialize additional cardiovascular generic drug products;

•	The Company’s intention and ability to obtain regulatory approval for the Company's products;

•	The Company’s expectations with respect to the cost of the testing and commercialization of the Company's products;

•	The Company’s sales and marketing strategy;

•	The Company’s anticipated sources of revenue;

•	The Company’s intentions regarding the protection of the Company's intellectual property;

•	The Company’s intention to identify, negotiate and complete business development transactions (e.g. the sale, purchase, or license of pharmaceutical products or services);

•	The Company’s business strategy; and

•	The Company’s expectation that it will not pay dividends in the foreseeable future.

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Management’s Discussion and Analysis

Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	general business and economic conditions;

•	the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results;

•	the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;

•	the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;

•	results of current and future clinical trials;

•	the uncertainties associated with the acceptance and demand for new products;

•	clinical trials not being unreasonably delayed and expenses not increasing substantially;

•	government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;

•	the Company's ability to attract and retain skilled management and staff;

•	the Company’s ability, amid circumstances and decisions that are out of the Company’s control, to maintain adequate supply of product for commercial sale;

•	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to humans;

•	market competition

•	tax benefits and tax rates; and

•	the Company's ongoing relations with its employees and with its business partners.

Although management of the Company believes that these forward-looking statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained in this MD&A [and any documents incorporated by reference herein] are expressly qualified by this cautionary statement. The Company cautions the reader that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under “Risk Factors” in this MD&A which provides for additional risks and uncertainties relating to the Company and its business. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, other than as may be required by applicable legislation.

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Management’s Discussion and Analysis

OVERVIEW OF THE COMPANY

Medicure is a cardiovascular pharmaceutical company engaged in the research, clinical development and commercialization of human therapeutics. To the end of 2017, the Company’s primary operating focus was on the sale and marketing of its acute care cardiovascular drug, AGGRASTAT® owned by its subsidiary, Medicure International Inc. and distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma, Inc. The Company’s registered and records office and head office is located at 2-1250 Waverley Street, Winnipeg, Manitoba, R3T 6C6.

The Company recently acquired an exclusive license to sell ZYPITAMAGTM in the U.S. and expects to launch ZYPITAMAGTM in May 2018. The Company’s management also expects an approval of the Company’s first aNDA in the fourth quarter of 2018, with a subsequent launch to occur in the first quarter of 2019. As well, the Company is focused on the development of additional cardiovascular generic drugs which, in addition to the recently licensed product, are expected to transform the Company’s commercial suite of products from a single product at the end of 2017 to up to five approved products in 2020.

The Company’s research and development program is focused on making selective research and development investments in certain additional acute cardiovascular generic and reformulation product opportunities, as well as continuing the development and implementation of its regulatory, brand and life cycle management strategy for AGGRASTAT®. The Company is also continuing to explore neurological treatment applications of its legacy product P5P (MC-1, TARDOXALTM). The Company is actively seeking to acquire and/or license additional products as evidenced by the in licensing of ZYPITAMAGTM in December 2017.

The increased sales of AGGRASTAT® experienced in recent years and the staged acquisition and subsequent sale of Apicore have dramatically improved the Company’s financial position compared to previous years.

The ongoing focus of the Company includes AGGRASTAT®, ZYPITAMAGTM, and the development of additional generic cardiovascular products. In parallel with the Company’s ongoing commitment to support AGGRASTAT®, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and further implementing its regulatory, brand and life cycle management strategy for AGGRASTAT®. The objective of this effort is to further expand AGGRASTAT®’s share of the glycoprotein GP IIb/IIIa (“GPI”) inhibitor market in the United States. GPIs are injectable platelet inhibitors used in the treatment of patients with acute coronary syndrome (“ACS”).

The Company has financed its operations principally through the net revenue received from the sale of AGGRASTAT®, the sale of its equity securities, the issuance and subsequent exercises of warrants and stock options, interest on excess funds held, and the issuance of debt, including the $60,000,000 term loan obtained in November 2016 which allowed the Company to complete a partial purchase of Apicore. As announced on October 3, 2017, the Company sold the Apicore business for net proceeds to Medicure of approximately US$105 million, as well as additional contingent payments. These funds generated from the sale of Apicore will be used to finance the Company’s operations, development and growth moving forward. On November 17, 2017, the Company repaid the $60,000,000 term loan from the proceeds of the Apicore sale.

RECENT DEVELOPMENTS

Acquisition of ZYPITAMAGTM License

On December 14, 2017 and subsequently up-dated on March 7, 2018, the Company announced it had acquired from Zydus, an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved earlier in 2017 by the FDA for sale and marketing in the United States. The Company intends to launch the product using its existing commercial infrastructure with a target commercial launch date in May 2018.

Apicore Acquisition, Loans and Divesture

On October 3, 2017, the Company announced that it sold its interests in Apicore (the “Apicore Sale Transaction”) to an arm’s length, pharmaceutical company (the “Buyer”). Under the Apicore Sale Transaction, the Company would receive net proceeds of approximately U.S.$105 million of which approximately U.S.$55 million was received on October 3, 2017, with the remainder received in early 2018 and a potential holdback to be received in 2019. These funds received and to be received by the Company were after payment of all transaction costs, the compensation paid to holders of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments. Over the 18 months following the close of the transaction, additional payments could have become payable under the Apicore Sale Transaction, in the form of contingent payments, including an earn out payment based on the achievement of certain financial results by Apicore following closing and other customary adjustments.

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Management’s Discussion and Analysis

Subsequent to December 31, 2017, on February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately U.S.$50 million from the Buyer as a result of the Apicore Sale Transaction. The U.S.$50 million was included in the total net proceeds of U.S.$105 million described earlier. The Company has not received any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction. Additionally, approximately U.S.$10.0 million could become payable in 2019 based on the release of certain holdback funds.

Previously, on July 10, 2017, the Company and its wholly owned Mauritius subsidiary, Medicure Mauritius Limited, exercised its option rights to acquire additional interests in Apicore Inc. and Apicore LLC from Apicore’s founding shareholders (the “2017 Apicore Transaction”). The 2017 Apicore Transaction closed on July 12, 2017 and allowed for the acquisition of all of the shares of Apicore Inc. and Apicore LLC held by the founding shareholders (representing approximately 32% of the fully diluted ownership of Apicore) for US$24.5 million, being the price provided for under the option. This acquisition brought Medicure’s ownership in Apicore Inc. to approximately 98% (94% on a fully diluted basis).

As well, on January 9, 2017, the Company announced that it had provided a secured loan in the amount of U.S.$9.8 million to Apicore Inc. allowing for the repayment of Apicore’s then existing debt with Knight Therapeutics Inc. (TSX: GUD) and Sanders Morris Harris Inc. The loan bore interest at 12% per annum, matured on December 30, 2020 and was secured by a charge over the U.S. assets of Apicore. Funding to provide this loan was obtained from Crown Capital Fund IV, LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”) (TSX:CRN), and the Ontario Pension Board (“OPB”), a limited partner in Crown’s funds, as was previously announced on November 18, 2016.

On July 10, 2017, the Company announced that Apicore repaid the U.S.$9.8 million secured loan previously provided to Apicore by the Company. Additionally, Apicore provided a U.S.$14.8 million loan to Medicure bearing interest at 12% per annum with a term of three years.  These funds were obtained from Apicore's current business which includes API sales, aNDA development partnership payments, and royalty and upfront payments from aNDA commercial partnerships. The loan proceeds were used by the Company to help satisfy the purchase price of the 2017 Apicore Transaction.

During the year ended December 31, 2017, employees and former directors of Apicore exercised 292,500 stock options to acquire 292,500 Class E common shares of Apicore for gross proceeds to the company of U.S.$280,125. These shares, as well as 112,500 Class E common shares previously issued for gross proceeds of U.S.$48,375 were then purchased by the Company upon the employees and former directors exercising their put right to the Company. This resulted in the Company acquiring 405,000 Class E common shares of Apicore for a total cost of U.S.$1,974,772 during 2017. As a result of the employees and former directors exercising their put right to the Company, the liability to repurchase Apicore Class E common shares on the statement of financial position in the Company’s consolidated financial statements was reduced.

Licensing of PREXXARTAN®

On October 31, 2017, the Company announced that it had acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution, which treats hypertension, in the United States and its territories from Carmel for a seven-year term with extensions to the term available. Medicure acquired the license rights for an upfront payment of U.S.$100,000, with an additional U.S.$400,000 payable on final FDA approval. Carmel would also be entitled to receive royalties and milestone payments from the net revenues of PREXXARTAN®. PREXXARTAN® had been granted tentative approval by the FDA and the tentative approval was converted to final approval on December 19, 2017.

As announced on March 19, 2018 and up-dated on March 28, 2018, all PREXXARTAN® related activities were placed on hold by the Company pending the resolution of a dispute that Medicure became aware of between the owner of the New Drug Application (“NDA”), Carmel and the third party manufacturer of the product and that the Company had been named in a civil claim in Florida between the third party manufacturer and Carmel. The claim disputes the rights granted to Medicure by Carmel in regards to PREXXARTAN®. The Company believed the claim against it was without merit and intended to defend itself against the claim. The claim against the Company has been subsequently withdrawn, however the claim between the third-party manufacturer and Carmel continues.

Medicure had intended to launch PREXXARTAN® during the first half of 2018. To date, only an up-front payment of U.S.$100,000, has been made to Carmel in regards to PREXXARTAN® and the Company has reserved all of its rights under the license agreement with Carmel for PREXXARTAN®.

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Management’s Discussion and Analysis

Repayment of Outstanding Debt

On November 17, 2017, the Company announced that it had repaid in full its loans with the Manitoba Development Corporation (“MDC”) and Crown.

The loan from Crown, totaling $60.0 million, of which $30.0 million was syndicated to OPB, was obtained on November 17, 2016 to facilitate the acquisition of Apicore and bore interest at 9.5% per annum. The loan from MDC was originally obtained in July of 2011, had $1.1 million of principal remaining and bore interest at 5.25% per annum. The funds to repay these loans were obtained from the Apicore Sale Transaction, which was previously announced on October 3, 2017.

Granting of Stock Options

On December 19, 2017, the Company announced that its Board of Directors had approved the grant of an aggregate of 576,000 stock options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to its stock option plan of which 476,000 were issued in 2017. These options, which were subject to the approval of the TSX Venture Exchange (“TSX-V”), are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $7.20 per share.

Additionally, subsequent to December 31, 2017, on February 1, 2018, the Company announced that its Board of Directors had approved the grant of 100,000 stock options to an officer of the Company pursuant to its stock option plan. These options, which were subject to the approval of the TSX-V, are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $7.30 per share.

COMMERCIAL

In fiscal 2007, the Company through its wholly owned Barbadian subsidiary, Medicure International Inc., acquired the U.S. rights to its first commercial product, AGGRASTAT®, in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a GPI, is used for the treatment of ACS, including unstable angina (chest pain) (“UA”), which is characterized by chest pain when one is at rest, and non Q wave myocardial infarction (“MI”). AGGRASTAT® is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non ST elevation acute coronary syndrome (“NSTE ACS”). Under a contract with Medicure International Inc., the Company’s wholly owned U.S. subsidiary, Medicure Pharma Inc., continues to support, market and distribute the product. Through a services agreement with Medicure Inc., work related to AGGRASTAT® is primarily conducted by staff based in Winnipeg, Canada, with support from third party contractors.

Net revenue from the sale of AGGRASTAT® for the year ended December 31, 2017 totaled $27.1 million compared to net revenue for the year ended December 31, 2016 of $29.3 million.

Hospital demand for AGGRASTAT® continued to increase compared to the prior year with the number of new hospital customers using AGGRASTAT® continuing to increase leading to patient market share held by the product increasing to over 50% during the year ended December 31, 2017. The Company's commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to battle increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT® resulting in lower net revenues compared to the previous year. The Company continues to expect growth in the AGGRASTAT® brand, primarily its patient market share, but diversifying revenues away from a single product became increasingly important for the Company during 2017.

The number of new customers reviewing and implementing AGGRASTAT® increased sharply since October 11, 2013 as a result of FDA approval of the High Dose Bolus (“HDB”) regimen for AGGRASTAT® and due to the increased marketing and promotional efforts of the Company.

As all of the Company’s sales are denominated in U.S. dollars and the U.S. dollar deteriorated against the Canadian dollar during the third quarter and into the fourth quarter of 2017, this restricted the Canadian dollar revenue growth in addition to the increasing price pressures facing AGGRASTAT®.

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Management’s Discussion and Analysis

On December 14, 2017 and subsequently up-dated on March 7, 2018, the Company announced it had acquired, from Zydus, an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved earlier in 2017 by the FDA for sale and marketing in the United States. The Company intends to launch the product using its existing commercial infrastructure with a target commercial launch date in May 2018. While not an in-hospital product like AGGRASTAT®, ZYPITAMAGTM adds to the Company’s cardiovascular portfolio and expands the Company’s reach to new patients.

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through marketing and promotional activities, strategic investments related to AGGRASTAT® and ZYPITAMAGTM and the licensing, acquisition and/or development of other cardiovascular products that fit the commercial organization.

The Company is primarily focusing on:

Maintaining and growing AGGRASTAT® sales in the United States

The Company continues to work to expand the sales of AGGRASTAT® in the United States. The present market for GPIs, of which AGGRASTAT® is one of three agents, is approximately U.S.$180 million per year (2017). The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

As stated previously, one of the Company’s primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure's supplemental new drug application (“sNDA”). The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

The Company believes that further expanded indications and dosing regimens could provide added value to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

On September 1, 2016, the Company announced that it had received approval from the FDA for its bolus vial product format for AGGRASTAT®. The product format is a concentrated, pre-mixed, 15 ml vial designed specifically for convenient delivery of the AGGRASTAT® bolus dose (25 mcg/kg). Development of the bolus vial was in response to feedback from interventional cardiologists and catheterization lab nurses from across the United States. Commercial launch of the bolus vial took place in October of 2016 and the Company continues to believe this product format will have a positive impact on hospital utilization of AGGRASTAT®.

The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors.

Commercial launch of ZYPITAMAGTM

The Company has acquired an exclusive license to sell and market ZYPITAMAGTM in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM, used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia, was approved early in 2017 by the FDA for sale and marketing in the United States and its territories and the Company intends to launch the product using its existing commercial infrastructure with a target commercial launch date in May 2018.

Acquisitions and licensing of new commercial products

In addition to the recent acquisitions of licenses in the United States for ZYPITAMAGTM and PREXXARTAN®, which, as described earlier, is currently on hold, the Company continues to explore additional opportunities for the acquisition or licensing of other cardiovascular products that fit the commercial organization.

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Management’s Discussion and Analysis

Developing additional cardiovascular generic and reformulation products

On January 6, 2016, the Company announced that it had initiated the development of a cardiovascular generic drug. The project was a collaboration between Medicure International, Inc. and Apicore US LLC (together with its affiliates “Apicore”), a leading-edge manufacturer of generic active pharmaceutical ingredients ("API”). The collaborative project was focused on the development of an intravenous aNDA drug product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. On December 13, 2016, the Company announced that the aNDA was filed with the FDA. Medicure has also begun the development of two additional generic versions of acute cardiovascular drugs and is exploring other potential opportunities.

The Company’s intention is that the first aNDA product will be launched using its existing commercial sales force and infrastructure with an expected approval in the fourth quarter of 2018 and a subsequent commercial launch in the first quarter of 2019.

RESEARCH AND DEVELOPMENT

The Company’s research and development activities are predominantly conducted by its wholly-owned Barbadian subsidiary, Medicure International Inc.

AGGRASTAT®

One of the primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances and the expected returns from those investments.

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure's sNDA. The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

The Company believes that further expanded indications and dosing regimens could provide added value to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

On April 23, 2015, the Company announced that the FDA approved a revision to the duration of the bolus delivery for the AGGRASTAT® HDB regimen. The dosing change and label modification was requested by the Company to help health care professionals more efficiently meet patient-specific administration needs and to optimize the implementation of AGGRASTAT® at new hospitals. The newly approved labeling supplement now allows the delivery duration of the AGGRASTAT® HDB (25 mcg/kg) to occur anytime within 5 minutes, instead of the previously specified duration of 3 minutes. This change was part of the Company’s ongoing regulatory strategy to expand the applications for AGGRASTAT®.

On September 10, 2015, the Company announced that it submitted a sNDA to the FDA to expand the label for AGGRASTAT® to include the treatment of patients presenting with ST-segment elevation myocardial infarction (“STEMI”). If approved for STEMI, AGGRASTAT® would be the first in its class of GPIs to receive such a label in the United States.

In previous communication with the Company, the FDA’s Division of Cardiovascular and Renal Drug Products indicated its willingness to review and evaluate this label change request based substantially on data from the On-TIME 2 study, with additional support from published studies and other data pertinent to the use of the AGGRASTAT® HDB regimen in the treatment of STEMI. The efficacy and safety of the HDB regimen in STEMI has been evaluated in more than 20 clinical studies involving over 11,000 patients and is currently recommended by the ACCF/AHA Guideline for the Management of STEMI.

On July 7, 2016, the Company received a Complete Response Letter (“CRL”) from the FDA for its sNDA requesting an expanded indication for patients presenting with STEMI. The FDA issued the CRL to communicate that its initial review of the application was completed; however, it could not approve the application in its present form and requested additional information. The Company continues to work directly with the FDA to address these comments.

The sNDA filing was accompanied by a mandatory U.S.$1.2 million user fee paid by Medicure International Inc. to the FDA. In December 2016, the Company received a waiver and full refund of the user fee which had been paid and expensed during fiscal 2015.

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Management’s Discussion and Analysis

On September 1, 2016, the Company announced that it had received approval from the FDA for its bolus vial product format for AGGRASTAT®.

This product format is a concentrated, 15 ml vial containing sufficient drug to administer the FDA approved, HDB of 25 mcg/kg given at the beginning of treatment. AGGRASTAT® is also sold two other sizes, a 100 ml vial and a 250 ml bag. The existing, pre-mixed products continue to be available, providing a convenient concentration for administering the post-HDB maintenance infusion of 0.15 mcg/kg/min. (Approved Dosing: Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours). Commercial launch of the bolus vial occurred during the fourth quarter of 2016 and the Company continues to believe this product format will have a positive impact on hospital utilization of AGGRASTAT®.

Another aspect of the AGGRASTAT® strategy is to advance studies related to the contemporary use and future regulatory positioning of the product. On May 10, 2012, the Company announced the commencement of enrolment in a clinical trial of AGGRASTAT® entitled “Shortened AGGRASTAT® Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI). SAVI PCI is a randomized, open-label study enrolling patients undergoing percutaneous coronary intervention (PCI) at sites across the United States. The study was designed to evaluate whether patients receiving the HDB regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for a shortened duration of 1 to 2 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18-hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.

The primary objective of SAVI-PCI is to demonstrate AGGRASTAT® is non-inferior to Integrilin with respect to the composite endpoint of death, PCI-related myocardial infarction, urgent target vessel revascularization, or major bleeding within 48 hours following PCI or hospital discharge. The secondary objectives of this study include the assessment of safety as measured by the incidence of major bleeding.

The first patient was enrolled in June 2012. As of April 30, 2018, approximately 85% of enrolment was completed.

Cardiovascular Generic and Reformulation Products

Through an ongoing research and development investment, the Company is exploring new product opportunities in the interest of developing future sources of revenue and growth.

On January 6, 2016, the Company announced that it had initiated the development of a new cardiovascular generic drug. The project was a collaboration between Medicure International Inc. and Apicore. The collaborative project focused on the development of an intravenous aNDA product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. On December 13, 2016, the Company announced that the aNDA for the product had been filed with the FDA.

The Company’s intention is that this first ANDA product will be launched using its existing commercial sales force and infrastructure with an expected approval in the fourth quarter of 2018 and subsequent commercial launch in the first quarter of 2019.

In addition to the collaboration with Apicore, the Company is focused on the development of two additional cardiovascular generic drugs. When combined with the aNDA described above and the recent acquisition of an exclusive license for ZYPITAMAGTM, the Company expects to transform its commercial suite of products from a single product at December 31, 2017 to up to five approved products in 2020.

The Company had been devoting a modest amount of resources to its research and development programs, including, but not limited to the development of TARDOXALTM (pyridoxal 5 phosphate (“P5P”) formerly known as MC-1) for neurological conditions such as Tardive Dyskinesia. This work included, but was not limited to, working with the FDA to better understand and refine the next steps in development of the product. The advancement of TARDOXALTM is currently on hold. During the year ended December 31, 2017, the Company changed its focus from TARDOXALTM to other uses of P5P and continues to devote time and resources to the advancement of P5P development.

10

Management’s Discussion and Analysis

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved/Marketed – Additional studies underway
ZYPITAMAGTM	Primary Hyperlipidemia or Mixed Dyslipidemia	Approved – Commercial launch targeted for the second quarter of 2018
PREXXARTAN®	Hypertension	Approved – Commercial launch on hold
Generic ANDA 1	Acute Cardiology	ANDA filed
Generic ANDA 2	Acute Cardiology	Formulation development underway
Generic ANDA 3	Acute Cardiology	Formulation development underway
TARDOXALTM/P5P	TD/Neurological indications	On hold/Regulatory and clinical planning underway

Other Products

The Company is investing in the research and development of other new product development opportunities. The Company is also exploring opportunities to grow the business through acquisition. The Company has evaluated and continues to evaluate the acquisition or license of other approved commercial products with the objective of further broadening its product portfolio and generating additional revenue.

APICORE TRANSACTIONS

Apicore was a private, New Jersey based developer and manufacturer of specialty APIs and pharmaceuticals, with two FDA approved facilities. In the United States, the Somerset, New Jersey facility could produce volumes from a few grams up to 200kg and in India, the Vadodara, Gujarat facility could produce volumes from a few kilograms up to sixty metric tons annually. Both facilities were equipped with state-of-the-art analytical and research capabilities. Apicore specialized in the manufacture of difficult to synthesize, high value and other niche API’s for many U.S. and international generic and branded pharmaceutical companies.

On November 17, 2016, the Company and its wholly owned subsidiary, Medicure Mauritius Limited, exercised its option rights to purchase interests in Apicore Inc. and Apicore LLC (the “2016 Apicore Transaction”). The 2016 Apicore Transaction was closed on December 1, 2016. Apicore Inc. and Apicore LLC are affiliated entities that together operate the Apicore pharmaceutical business and are referred to together as “Apicore”. Apicore was a leading process research and development and API manufacturing service provider for the worldwide pharmaceutical industry. The acquisition brought the Company and its subsidiary’s ownership interests in Apicore Inc. to 64% (or approximately 59% on a fully diluted basis) and the Company and its subsidiary’s ownership in Apicore LLC to 64% (basic and fully-diluted). Five percent of Medicure’s ownership in Apicore LLC is held by Apigen Investments Limited (“Apigen”), a Company which owned 100 percent of Apicore LLC, before the 2016 Apicore Transaction.

Through the 2016 Apicore Transaction, the Company acquired 4,717,000 Series A Preferred Shares and 1,250,000 Warrants to purchase Class D Common Shares in Apicore Inc. from certain investors in Apicore Inc. Medicure Mauritius Limited acquired 4,717,000 Series A Preferred Interests and 1,250,000 Warrants to purchase Class D Common Interests in Apicore LLC from Apigen. Apicore LLC is the holding company of Apicore Pharmaceuticals Private Limited which conducts the business of Apicore in India and Apigen is a Mauritius holding Company, that has minimal business activities outside of those of its subsidiary. The Warrants were exercisable into Class D Common Shares of Apicore Inc. and Class D Common Interests of Apicore LLC, in each case at U.S.$0.01 each and were effectively ownership interests in Apicore.

Prior to the 2016 Apicore Transaction, Medicure held, directly or indirectly, approximately 5% ownership in Apicore. This initial ownership interest and the option rights were obtained for the Company’s lead role in structuring and participating in a majority interest purchase and financing of Apicore that occurred on July 3, 2014.

11

Management’s Discussion and Analysis

Medicure continued to have additional option rights until July 3, 2017 to acquire additional shares in Apicore at predetermined prices consistent with the value reflected in the 2016 Apicore Transaction. On July 3, 2017, the Company announced that its option to acquire additional shares in Apicore, which otherwise would have expired, had been extended. The Option covered an additional minority interest in Apicore (the “Minority Interest”) representing approximately 32% of the fully diluted shares of Apicore.

On July 10, 2017, the Company and Medicure Mauritius Limited, exercised its option rights to acquire the Minority Interest in Apicore from Apicore’s founding shareholders. The 2017 Apicore Transaction closed on July 12, 2017 and allowed for the acquisition of all of the shares of Apicore held by the founding shareholders (representing approximately 32% of the fully diluted ownership of Apicore) for U.S.$24.5 million, being the price provided for under the option. This acquisition brought Medicure’s ownership in Apicore to approximately 98% (94% on a fully diluted basis).

On January 9, 2017, the Company announced that it had provided a secured loan in the amount of U.S.$9.8 million to Apicore Inc. allowing for the repayment of Apicore’s then existing debt with Knight Therapeutics Inc. (TSX: GUD) and Sanders Morris Harris Inc. The loan bore interest at 12% per annum, matured on December 30, 2020 and was secured by a charge over the U.S. assets of Apicore. Funding to provide this loan was obtained from Crown Capital Fund IV, LP, an investment fund managed by Crown and the OPB, as was previously announced on November 18, 2016.

On July 10, 2017, the Company announced that Apicore repaid the U.S.$9.8 million secured loan previously provided to Apicore by the Company. Additionally, Apicore provided a U.S.$14.8 million loan to Medicure bearing interest at 12% per annum with a term of three years.  These funds were obtained from Apicore's current business which includes API sales, aNDA development partnership payments, and royalty and upfront payments from aNDA commercial partnerships. The loan proceeds were used by the Company to help satisfy the purchase price of the 2017 Apicore Transaction.

During the year ended December 31, 2017, employees and former directors of Apicore exercised 292,500 stock options to acquire 292,500 Class E common shares of Apicore for gross proceeds to the company of U.S.$280,125. These shares, as well as 112,500 Class E common shares previously issued for gross proceeds of U.S.$48,375 were then purchased by the Company upon the employees and former directors exercising their put right to the Company. This resulted in the Company acquiring 405,000 Class E common shares of Apicore for a total cost of U.S.$1,974,772 during 2017. As a result of the employees and former directors exercising their put right to the Company, the liability to repurchase Apicore Class E common shares on the statement of financial position in the Company’s consolidated financial statements was reduced.

On October 3, 2017, the Company announced that it sold its interests in Apicore, after completion of the Apicore Sales Transaction, to the Buyer. Under the Apicore Sale Transaction, the Company would receive net proceeds of approximately U.S.$105 million of which approximately U.S.$55 million was received on October 3, 2017, with the remainder received in early 2018. These funds received and to be received by the Company were after payment of all transaction costs, the cashing in of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments. Over the 18 months following the close of the transaction, additional payments could have become payable under the Apicore Sale Transaction, in the form of contingent payments, including an earn out payment based on the achievement of certain financial results by Apicore following closing and other customary adjustments.

Subsequent to December 31, 2017, on February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately U.S.$50 million from the Buyer as a result of the Apicore Sale Transaction. The U.S.$50 million was included in the total net proceeds of U.S.$105 million described earlier. The Company has not received any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction. Additionally, approximately U.S.$10.0 million could become payable in 2019 based on the release of certain holdback funds.

On December 13, 2016, the Company in conjunction with Apicore announced that the aNDA resulting from the collaboration project between Medicure and Apicore was filed with the FDA. The collaborative project was focused on the development of an intravenous drug product for an acute cardiovascular indication.

Since the date of the acquisition of control of Apicore in connection with the 2016 Apicore Transaction and until the divesture of Apicore, the Company continued to operate the Apicore business separately from the Company’s pre-existing cardiovascular pharmaceutical business, and Apicore, Inc. continued to be managed under the direction of its Board of Directors consisting of six directors, of which four, which increased to five on July 10, 2017, were members of the Board of Directors of Medicure Inc.

12

Management’s Discussion and Analysis

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company’s and its subsidiaries’ functional currencies.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

•	The valuation of the royalty obligation

•	The provisions for returns, chargebacks and discounts

•	The measurement and valuation of inventories

•	The measurement and period of use of intangible assets

•	The estimation of accruals for research and development costs

•	The assumptions and model used to estimate the value of share-based payment transactions and warrants

•	The measurement of the amount and assessment of the recoverability of income tax assets

•	The allocation of purchase consideration to the fair value of assets acquired and liabilities assumed in connection with Business Combinations

•	The valuation of acquired intangible assets

Valuation of financial liabilities

The Company has the following non-derivative financial liabilities which are classified as other financial liabilities: accounts payable and accrued liabilities, accrued transaction costs, income taxes payable, license fee payable and other long-term liability.

All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method. Costs incurred to obtain financing are deferred and amortized over the term of the associated debt using the effective interest rate method. Amortization is a non-cash charge to finance expense.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or when they expire.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also required determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

13

Management’s Discussion and Analysis

Provision for returns and discounts

Revenue from the sale of AGGRASTAT® generally comprises finished commercial product and, in the course of ordinary activities, is measured at the fair value of the consideration received or receivable, net of estimated returns, chargebacks, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Revenue from the sale of APIs, in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts and volume rebates, if any. Revenue is recognized when persuasive evidence exists, usually upon shipment of the product, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized. Revenue from the sale of APIs is included within discontinued operations on the Company’s consolidated statements of net income and comprehensive income.

The Company may enter into collaboration agreements for product development for its APIs and product pipeline. The terms of the agreements may include non-refundable signing fees, milestone payments and profit-sharing arrangements on any profits derived from product sales from these collaborations. These multiple element arrangements are analyzed to determine whether the deliverables can be separated or whether they must be accounted for as a single unit of accounting. Upfront fees are recognized as revenue when persuasive evidence of an arrangement exists, the fee is fixed or determinable, delivery or performance has been substantially completed and collection is reasonably assured. If there are no substantive performance obligations over the life of the contract, the upfront non-refundable payment is recognized when the underlying performance obligation is satisfied. If substantive contractual obligations are satisfied over time or over the life of the contract, revenue may be deferred and recognized over the performance. The term over which upfront fees are recognized is revised if the period over which the Company maintains substantive contractual obligations changes.

Milestone payments are recognized as revenue when the condition is met, if the milestone is not a condition to future deliverables and collectability is reasonably assured. Otherwise, they are recognized over the remaining term of the agreement or the performance period.

The measurement and valuation of inventory

AGGRASTAT® inventories consist of unfinished product (raw material in the form of API and packaging materials) and finished commercial product, which are available for sale and are measured at the lower of cost and net realizable value.

Additionally, inventory includes raw materials, work in process and finished goods (APIs) which are manufactured and sold within the Apicore business and are measured at the lower of cost and net realizable value. Inventory pertaining to Apicore’s Indian business is classified as an asset held for sale as at December 31, 2017 on the Company’s consolidated financial statements.

The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining selling prices.  Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. When the circumstances that previously caused inventories to be written down below cost no longer exist, or when there is clear evidence of an increase in selling prices, the amount of the write-down previously recorded is reversed.

14

Management’s Discussion and Analysis

The measurement and period of use of intangible assets

Intangible assets that are acquired separately are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Licenses are amortized on a straight-line basis over the contractual term of the acquired license. Patents are amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Trademarks are amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight-line basis over approximately twelve years, or its economic life, if shorter. Approved abbreviated New Drug Applications (“aNDAs”) and any acquired in process research and development are amortized on a straight-line basis over their estimated economic lives, estimated to be ten years.

Amortization on licenses commences when the intangible asset is available for use, which would typically be in connection with the commercial launch of the associated product under the license.

Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company's patents and trademarks are expensed as incurred.

The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates in the Company’s consolidated statements of net income and comprehensive income.

Estimation of accruals for research and development costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. No development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development.

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct research and development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

15

Management’s Discussion and Analysis

Assumptions and model used to estimate the value of share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions. In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

For share-based payment arrangements with non-employees, the expense is recorded over the service period until the options vest. Once the options vest, services are deemed to have been received.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of the cancellation and any expense not yet recognized for the award [being the total expense as calculated at the grant date] is recognized immediately. This includes any awards where vesting conditions within the control of either the Company or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled award and new awards are treated as if they were a modification of the original awards.

The measurement of the amount and assessment of the recoverability of income tax assets

The Company and its subsidiaries are generally taxable under the statutes of their country of incorporation.

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income or loss.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

The Company follows the liability method of accounting for deferred taxes. Under this method, deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill if it occurred during the measurement period or in profit or loss, when it occurs subsequent to the measurement period.

16

Management’s Discussion and Analysis

Allocation of purchase consideration to the fair value of assets acquired and liabilities assumed and valuation of acquired intangible assets.

Business combinations are accounted for using the acquisition method. The consideration for an acquisition is measured at the fair values of the assets transferred, the liabilities assumed and the equity interests issued at the acquisition date. Transaction costs that are incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred. Identified assets acquired and liabilities and contingent liabilities assumed are measured initially at fair values at the date of acquisition. On an acquisition-by-acquisition basis, any non-controlling interest is measured either at fair value of the non-controlling interest or at the fair value of the proportionate share of the net assets acquired.

Contingent consideration is measured at fair value on acquisition date and is included as part of the consideration transferred. The fair value of the contingent consideration liability is remeasured at each reporting date with the corresponding gain or loss being recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of fair value of the cost of the business combinations over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the Company’s consolidated statements of net income and comprehensive income. If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using provisional values. Any adjustments resulting from the completion of the measurement process are recognized within twelve months of the date of the acquisition.

17

Management’s Discussion and Analysis

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the results of commercial operations, development projects and/or the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners. The selected financial information provided below is derived from the Company's unaudited quarterly condensed consolidated interim financial statements for each of the last eight quarters. All information is presented under IFRS.

During the preparation of the consolidated financial statements for the year ended December 31, 2017, the Company determined that the accounting estimate pertaining to the chargeback accrual was understated resulting in the overstatement of net revenue for the year ended December 31, 2016. As a result, the Company’s December 31, 2016 consolidated financial statements have been restated to include an increase in the chargeback accrual to reduce net revenue. Certain information contained in this MD&A has been restated to reflect this change.

(in thousands of CDN$, except per share data)	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
AGGRASTAT® product sales, net	$5,028	$7,037	$8,055	$7,013
Cost of goods sold	(1,289)	(844)	(778)	(554)
Selling, general and administrative	(3,677)	(3,578)	(4,092)	(3,521)
Research and development	(1,586)	(807)	(1,445)	(1,310)
Finance income (expense), net	1,173	(729)	(963)	(318)
Foreign exchange (loss) gain, net	(279)	180	268	6
Income (loss) for the period from continuing operations	4,058	3,000	3,343	1,096
Income (loss) from discontinued operations	47,392	(7,308)	(1,988)	(6,172)
Income (loss) for the period	51,450	(4,308)	1,355	(5,076)
Basic earnings per share from continuing operations	$0.26	$0.19	$0.21	$0.07
Diluted earnings per share from continuing operations	$0.22	$0.17	$0.19	$0.06
Basic earnings (loss) per share from discontinued operations	$3.01	$(0.47)	$(0.13)	$(0.40)
Diluted earnings (loss) per share from discontinued operations	$2.59	$(0.47)	$(0.13)	$(0.40)

(in thousands of CDN$, except per share data)	December 31, 2016 – Restated	September 30, 2016	June 30, 2016	March 31, 2016
AGGRASTAT® product sales, net	$7,330	$8,204	$7,702	$6,069
Cost of goods sold	(991)	(992)	(864)	(874)
Selling, general and administrative	(3,478)	(3,724)	(5,050)	(3,166)
Research and development	(704)	(1,018)	(1,101)	(807)
Finance expense, net	(1,531)	(297)	(303)	(347)
Foreign exchange (loss) gain, net	(274)	(40)	44	7
Income for the period from continuing operatons	397	2,003	432	792
Income from discontinued operations	23,358	-	-	-
Income for the period	23,756	2,003	432	792
Basic earnings (loss) per share	$0.03	$0.13	$0.03	$0.05
Diluted earnings (loss) per share	$0.02	$0.12	$0.03	$0.05
Basic (loss) earnings per share from discontinued operations	$1.50	$-	$-	$-
Diluted (loss) earnings per share from discontinued operations	$1.31	$-	$-	$-

18

Management’s Discussion and Analysis

Net income from continuing operations for the three-month period ended December 31, 2017 totaled $4.1 million compared to net income from continuing operations of $397,000 for the three months ended December 31, 2016. Net income for three months ending December 31, 2017 was $51.5 million. Significant variances are as follows:

•	An income tax recovery of $9.4 million relating to the Company’s use of its Canadian income tax losses and other deductions.

Partially offset by:

•	A decrease in net revenues from AGGRASTAT® of $2.3 million.

•	An increase in research and development costs of $882,000 pertaining to additional research and development work undertaken in regards to the Company’s product development projects.

•	During the three months ended December 31, 2017, the Company recorded income from discontinued operations of $47.4 million, which includes the gain on the sale of the Apicore business resulting from the Apicore Sale Transaction.

RESULTS OF OPERATIONS

Revenue

The change in revenue for the years ended December 31, 2017 and 2016 is reflected in the following table:

(in thousands of CDN $)	2017	2016 - Restated	(Decrease)
AGGRASTAT® revenue, net	$27,133	$29,305	$(2,172)

Net AGGRASTAT® product sales for year ended December 31, 2017 were $27.1 million compared to $29.3 million in the comparable period in 2016.

The Company currently sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

Hospital demand for AGGRASTAT® continued to increase compared to the prior year with the number of new hospital customers using AGGRASTAT® continuing to increase leading to patient market share held by the product increasing to over 50% during the year ended December 31, 2017. The Company's commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to battle increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT® resulting in lower net revenues compared to the previous year. The Company continues to expect growth in the AGGRASTAT® brand, primarily its patient market share, but diversifying revenues away from a single product became increasingly important for the Company during 2017.

The number of new customers reviewing and implementing AGGRASTAT® increased sharply since October 11, 2013 as a result of FDA approval of the HDB regimen for AGGRASTAT® and due to the increased marketing and promotional efforts of the Company.

As all of the Company’s sales are denominated in U.S. dollars and the U.S. dollar deteriorated against the Canadian dollar during the third quarter and into the fourth quarter of 2017, this restricted the Canadian dollar revenue growth in addition to the increasing price pressures facing AGGRASTAT®.

19

Management’s Discussion and Analysis

Cost of goods sold

The change in cost of goods sold for the years ended December 31, 2017 and 2016 is reflected in the following table:

(in thousands of CDN $)	2017	2016	(Decrease)
Cost of goods sold	$3,465	$3,721	$(256)

AGGRASTAT® cost of goods sold represents direct product costs associated with AGGRASTAT® including write-downs for obsolete inventory and amortization of the related acquired AGGRASTAT® intangible assets.

AGGRASTAT® cost of goods sold for the years ended December 31, 2017 were $3.5 million compared to $3.7 million for the comparable period in the prior year. For the year ended December 31, 2017, the decreases to cost of goods sold are the result of no amortization of AGGRASTAT® intangible assets for the year ended December 31, 2017 as the associated intangible assets became fully amortized during the fourth quarter of 2016. Amortization of AGGRASTAT® intangible assets for the year ended December 31, 2016 totaled $1.3 million. During the year ended December 31, 2017, the Company wrote-off inventory of $385,000 that had expired or was otherwise unusable. During the year ended December 31, 2016, the Company recorded a recovery on inventory which had been previously written-off totaling $109,000.

Cost of goods sold for the year ended December 31, 2017, excluding amortization and write-downs or write-ups, totaled $3.1 million compared to $2.5 million for the year ended December 31, 2016. The increase in cost of goods sold is a result of an increase in the volume of product sold during 2017.

Selling, general and administrative

Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

The changes in selling, general and administrative expenditures for the years ended December 31, 2017 and 2016 is reflected in the following table:

(in thousands of CDN $)	2017	2016	(Decrease)
Selling, general and administrative expenses:
AGGRASTAT®	$11,515	$11,730	$(215)
Other	3,353	3,688	(335)
Total	$14,868	$15,418	$(550)

Total selling, general, and administrative expenditures for the year ended December 31, 2017 were $14.9 million, compared to $15.4 million for the year ended December 31, 2016. Selling, general, and administrative expenditures related to AGGRASTAT® were $11.5 million for the year ended December 31, 2017, compared to $11.7 million for the prior year. Selling, general, and administrative expenditures – Other were $3.4 million for the year ended December 31, 2017, compared to $3.7 million in the prior year. Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® as well as ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

Selling, general and administrative expenditures – AGGRASTAT® remained consistent for the year ended December 31, 2017 as compared to the year ended December 31, 2016 as sales and marketing costs including the size of the Company’s commercial team has remained consistent between the two periods.

20

Management’s Discussion and Analysis

Selling, general and administrative expenditures – Other decreased for the year ended December 31, 2017 as compared to the year ended December 31, 2016, however these costs have increased with the exclusion of stock-based compensation expenses for the two periods. Stock-based compensation for the year ended December 31, 2017 totaled $491,000 as compared to $1.3 million for the year ended December 31, 2016. Excluding stock-based compensation selling, general and administrative expenses for the year ended December 31, 2017 totaled $2.9 million as compared to $2.4 million for the year ended December 31, 2016. The increase between the two periods relates to additional professional fees and costs associated with the Company’s growing business development activities.

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, monitoring and other research costs, as well as amortization of non-AGGRASTAT® intangible assets. The Company expenses all research costs and has not had any development costs that meet the criteria for capitalization under IFRS. Prepaid research and development costs represent advance payments under contractual arrangements for clinical activity outsourced to research centers.

The change in research and development expenditures for the years ended December 31, 2017 and 2016 is reflected in the following table:

(in thousands of CDN $)	2017	2016	Increase
Research and development	$5,148	$3,630	$1,518

Net research and development expenditures for the year ended December 31, 2017 were $5.1 million, compared to $3.6 million for the comparable period in the prior year. Research and development expenditures include costs associated with the Company’s on-going AGGRASTAT® development, clinical development and preclinical programs including salaries, research centered costs and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional cardiovascular products. The Company expenses research costs and has not had any development costs that meet the criteria for capitalization under IFRS. The increase in research and development expenditures, for the year ended December 31, 2017 as compared to the year ended December 31, 2016 is primarily related to the Company’s development of additional cardiovascular drugs to add to its commercial portfolio of drugs, as well the $1.2 million relating to a refund of the 2015 AGGRASTAT® sNDA STEMI filing fee, which was the result of the Company’s successful application for waiver status under barrier to innovation provision of the United States Federal, Food, Drug, and Cosmetic Act that reduced research and development expenses in the year ended December 31, 2016. The original $1.2 million filing fee was expensed through research and development expenses during the year ended December 31, 2015, with the refund recorded when received in 2016. Removing this refund, research and development expenses would have been $4.8 million for the year ended December 31, 2016. The remaining increase relates to the additional research and development work relating to development projects being undertaken to develop additional cardiovascular products.

21

Management’s Discussion and Analysis

Impairment Loss

The change in impairment loss for the years ended December 31, 2017 and 2016 is reflected in the following table:

(in thousands of CDN $)	2017	2016	Increase
Impairment loss	$636	$-	$636

Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company recorded an impairment loss of $636,000 for the year ended December 31, 2017 pertaining to a write-down in the value of the intangible assets relating to the license acquired for PREXXARTAN® due to the on-going litigation surrounding the product.

It is important to note that historical patterns of impairment charges or reversals cannot be taken as an indication of future impairments or reversals. The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company's commercial strategy.

Finance Expense

The change in finance expense for the years ended December 31, 2017 and 2016 is reflected in the following table:

(in thousands of CDN $)	2017	2016	Increase
Finance expense, net	$837	$2,479	$1,642

Finance expense for the year ended December 31, 2017 was $837,000, compared to $2.5 million in the comparable period in the prior year. The decrease in finance expense is primarily due to the Company recording a reduced finance expense relating to accretion on the Company’s royalty obligation for the year ended December 31, 2017 of $748,000 compared to $2.3 million for the year ended December 31, 2016 relating to the lower revenues experienced during the year ended December 31, 2017. Interest expenses pertaining to the Crown Loan are recorded within income from discontinued operations.

Income Tax (Recovery) Expense

The change in income tax expense (recovery) for the years ended December 31, 2017 and 2016 is reflected in the following table:

(in thousands of CDN $)	2017	2016	Increase/ Decrease
Current income tax (recovery) expense	$(9,393)	$501	$(9,894)
Deferred income tax expense	333	(331)	664
	$(9,060)	$170	$(9,230)

The Company recorded a current income tax recovery of $9.4 million for the year ended December 31, 2017 relating to the use of Canadian tax losses and other credits offset by taxable income in the United States and deferred income tax expense of $333,000 pertaining to changes in temporary differences.

Income from discontinued operations

The change in income from discontinued operations for the years ended December 31, 2017 and 2016 is reflected in the following table:

(in thousands of CDN $)	2017	2016	Increase
Income from discontinued operations	$31,924	$23,358	$8,566

22

Management’s Discussion and Analysis

The income from discontinued operations results from the Apicore Sale Transaction which was completed on October 2, 2017 and resulted in a significant gain for the Company on the sale. As well, the income from discontinued operations contains the operations of the Apicore business beginning on December 1, 2016. The income from discontinued operations for 2016 reflects only the results of Apicore for the month of December 2016 as the Company acquired Apicore on December 1, 2016, while the income from discontinued operations for 2017 includes Apicore’s United States operations from January 1, 2017 to October 2, 2017, the date of the Apicore Sales Transactions and Apicore’s Indian operations for the full 2017 year. As described, in note 5 to the Company’s consolidated financial statements, the Company retained ownership in Apicore’s Indian operations until the lapse of the Buyer Option and subsequent to December 31, 2017, Apicore’s Indian operations were sold to a company owned by the former President and Chief Executive Officer of Apicore Inc. The income from discontinued operations for the year ended December 31, 2016 also includes the revaluation of the long-term derivative of $0.6 million and a gain on the step acquisition of Apicore of $4.9 million. Additionally, included within income from discontinued operations are finance expenses relating to the Crown Loan which was obtained to complete the acquisition of Apicore.

Income and comprehensive income

The consolidated net income and comprehensive income for the years ended December 31, 2017 and 2016 is reflected in the following table:

(in thousands of CDN $)	2017	2016 - Restated	Increase
Income for the period from continuing operations	$11,497	$3,624	$7,873
Income from discontinued operations	$31,924	$23,358	$8,566
Net income	$43,421	$26,983	$16,438
Comprehensive income for the period	$43,412	$26,560	$16,852
Basic earnings per share from continuing operations	$0.74	$0.24	$0.50
Diluted earnings per share from continuing operations	$0.63	$0.21	$0.42
Basic earnings per share from discontinued operations	$2.04	$1.56	$0.48
Diluted earnings per share from discontinued operations	$1.76	$1.35	$0.41

For the year ended December 31, 2017, the Company recorded consolidated net income from continuing operations of $11.5 million or $0.74 per share compared to $3.6 million or $0.24 per share for the year ended December 31, 2016. As discussed above, the main factors contributing to the higher net income was the income tax recovery, partially offset by lower revenues and higher research and development expenses during the year ended December 31, 2017. For the year ended December 31, 2017, the Company recorded net income from discontinued operations of $31.9 million or $2.04 per share related to the Apicore business and the Apicore Sale Transaction, compared to $23.4 million or $1.56 per share in the year ended December 31, 2016. For the year ended December 31, 2017, the Company recorded net income of $43.4 million compared to $27.0 million for the year ended December 31, 2016.

For the year ended December 31, 2017, the Company recorded a total comprehensive income of $43.4 million compared to total comprehensive income of $26.6 million for the year ended December 31, 2016. The change in comprehensive income results from the factors described above and the fluctuations experienced in the US dollar exchange rate during the third and fourth quarters of 2017.

The weighted average number of common shares outstanding used to calculate basic income per share for the year ended December 31, 2017 was 15,636,853. The weighted average number of common shares outstanding used to calculate basic income per share for the year ended December 31, 2016 was 15,002,005.

The weighted average number of common shares outstanding used to calculate diluted income per share for the year ended December 31, 2017 was 18,138,080. The weighted average number of common shares outstanding used to calculate diluted income per share for the year ended December 31, 2016 was 17,316,401.

As at December 31, 2017, the Company had 15,782,327 common shares outstanding, 900,000 warrants to purchase common shares and 1,602,127 stock options, of which 1,231,127 were exercisable, to purchase common shares outstanding. At April 30, 2018, the Company had 15,881,760 common shares outstanding, 900,000 warrants to purchase common shares and 1,671,794 stock options, of which 1,144,794 were exercisable, to purchase common shares outstanding.

23

Management’s Discussion and Analysis

Earnings before interest, taxes, depreciation and amortization (EBITDA)

The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as “EBITDA adjusted for non-cash and one-time items”. The terms "EBITDA" and “Adjusted EBITDA”, as it relates to the years ended December 31, 2017 and 2016 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA and Adjusted EBITDA for the years ended December 31, 2017 and 2016 is reflected in the following table:

(in thousands of CDN $)	2017	2016 - Restated	Increase (decrease)
Operating income	$3,652	$6,536	$(2,884)
Add: amortization	98	1,434	(1,336)
EBITDA	$3,750	$7,970	$(4,220)
Add:
Stock-based compensation	490	1,340	(850)
Write-down (write-up) of inventory	385	(109)	494
One-time sNDA expenses	-	(1,166)	1,166
One-time transaction costs	-	127	(127)
Adjusted EBITDA	$4,625	$8,162	$(3,537)

For the year ended December 31, 2017, EBITDA was $3.8 million compared to EBITDA of $8.0 million for the year ended December 31, 2016. As discussed above the main factors contributing to the change in EBITDA were lower revenues and higher research and development expenses for the year ended December 31, 2017. Adjusted EBITDA for the year ended December 31, 2017 totaled $4.6 million, after adjusting for $490,000 of stock-based compensation and $385,000 relating to a write-down in inventory, both non-cash expense items, compared to adjusted EBITDA of $8.2 million for the year ended December 31, 2016 after adjusting for $1.3 million of stock-based compensation (a non-cash expense item) and $127,000 relating to Apicore transaction costs and adding back $1.2 million relating to a refund of the 2015 AGGRASTAT® Supplemental New Drug Application (sNDA) STEMI filing fee, which was the result of the Company’s successful application for waiver status under barrier to innovation provision of the United States Federal, Food, Drug, and Cosmetic Act, and $109,000 pertaining to a write-up of inventory, a non-cash item.

LIQUIDITY AND CAPITAL RESOURCES

Since the Company’s inception, it has financed operations primarily from net revenue received from the sale of AGGRASTAT®, the sale of its equity securities, the issue and subsequent exercises of warrants and stock options, interest on excess funds held and the issuance of debt.

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program, to assist with settling the Company’s debt to Birmingham. Effective August 1, 2013, the Company renegotiated this debt and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the loan continued to be interest only until August 1, 2015 when blended payments of principal and interest commenced, and the loan maturity date was extended to July 1, 2018. On November 6, 2017, the Company repaid the MIOP loan from funds on hand from the proceeds of the Apicore Sale Transaction.

On November 17, 2016, in connection with the exercise of the Company’s acquisition of the controlling ownership in Apicore, the Company received a term loan Crown. Under the terms of the loan agreement with Crown, the loan bore interest at a fixed rate of 9.5% per annum, compounded monthly and was payable on an interest only basis, maturing in 48 months, and was repayable in full upon maturity. On November 17, 2017, the Company repaid the Crown loan from funds on hand from the proceeds of the Apicore Sale Transaction.

24

Management’s Discussion and Analysis

The Crown Loan was used by the Company to completed the 2016 Apicore Transaction which was closed on December 1, 2016. The acquisition brought the Company and its subsidiary’s ownership interests in Apicore, Inc. to 64% (or approximately 59% on a fully diluted basis) and the Company and its subsidiary’s ownership in Apicore LLC. to 64% (basic and fully-diluted). Five percent of Medicure’s ownership in Apicore LLC is held by Apigen Investments Limited (“Apigen”), a Company which owned 100 percent of Apicore LLC, before the Acquisition.

Medicure continued to have additional option rights until July 3, 2017 to acquire additional shares in Apicore, Inc. and Apicore LLC at predetermined prices consistent with the value reflected in the 2016 Apicore Transaction. On July 3, 2017, the Company announced that its option to acquire additional shares in Apicore, which otherwise would have expired, had been extended. The Option covered the Minority Interest representing approximately 32% of the fully diluted shares of Apicore.

On July 10, 2017, the Company exercised its option rights to acquire the Minority Interest in Apicore from Apicore’s founding shareholders. The 2017 Apicore Transaction closed on July 12, 2017 and allowed for the acquisition of all of the shares of Apicore held by the founding shareholders (representing approximately 32% of the fully diluted ownership of Apicore) for U.S.$24.5 million, being the price provided for under the option. This acquisition brought Medicure’s ownership in Apicore to approximately 98% (94% on a fully diluted basis).

On July 10, 2017, the Company announced that Apicore repaid the U.S.$9.8 million secured loan previously provided to Apicore by the Company. Additionally, Apicore provided a U.S.$14.8 million loan to Medicure bearing interest at 12% per annum with a term of three years.  These funds were obtained from Apicore's current business which includes API sales, aNDA development partnership payments, and royalty and upfront payments from aNDA commercial partnerships. The loan proceeds were used by the Company to help satisfy the purchase price of the 2017 Apicore Transaction.

During the year ended December 31, 2017, employees and former directors of Apicore exercised 292,500 stock options to acquire 292,500 Class E common shares of Apicore for gross proceeds to the company of U.S.$280,125. These shares, as well as 112,500 Class E common shares previously issued for gross proceeds of U.S.$48,375 were then purchased by the Company upon the employees and former directors exercising their put right to the Company. This resulted in the Company acquiring 405,000 Class E common shares of Apicore for a total cost of U.S.$1,974,772 during 2017. As a result of the employees and former directors exercising their put right to the Company, the liability to repurchase Apicore Class E common shares on the statement of financial position in the Company’s consolidated financial statements was reduced.

On October 3, 2017, the Company announced that it sold its interests in Apicore upon completion of the Apicore Sale Transaction to the Buyer. Under the Apicore Sale Transaction, the Company would receive net proceeds of approximately U.S.$105 million of which approximately U.S.$55 million was received on October 3, 2017, with the remainder received in early 2018 and a potential holdback to be received in 2019. These funds received and to be received by the Company were after payment of all transaction costs, the compensation paid to holders of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments. Over the 18 months following the close of the transaction, additional payments could have become payable under the Apicore Sale Transaction, in the form of contingent payments, including an earn out payment based on the achievement of certain financial results by Apicore following closing and other customary adjustments.

Subsequent to December 31, 2017, on February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately U.S.$50 million from the Buyer as a result of the Apicore Sale Transaction. The U.S.$50 million was included in the total net proceeds of U.S.$105 million described earlier. The Company did not receive any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction. Additionally, approximately U.S.$10.0 million could become payable in 2019 based on the release of certain holdback funds.

The funds received from the Apicore sales transaction will be invested and used for business and product development purposes and to fund operations as needed.

Cash from operating activities for the year ended December 31, 2017 was $21.9 million, including cash flows from operating activities from discontinued operations of $5.2 million compared to cash from operating activities of $6.4 million, including cash used in operating activities from discontinuing operations of $1.3 million for the comparable period in the prior year. The change is primarily due to higher accounts payable and accrued liabilities at December 31, 2017 when excluding the Apicore accounts payable and accrued liabilities from December 31, 2016, due to the associated cash flows being reported in cash flows used in discontinued operations.

25

Management’s Discussion and Analysis

Cash from investing activities for the year ended December 31, 2017 totalled $54.2 million, including cash from investing activities from discontinued operations of $54.3 million and primarily related to the Apicore Sale Transaction, which resulted in $89.7 million being received by the Company. This is partially offset by cash outflows relating to the acquisition of additional Class C common shares and Class E common shares of Apicore during the period totaling $31.6 million and $2.6 million, respectively and the acquisition of property and equipment and intangible assets totaling $1.2 million and $127,000 respectively. Cash flows used in investing activities for the year ended December 31, 2016 totaled $42.2 million, including cash used in investing activities from discontinued operations of $421,000 and related to funds used to acquire control of Apicore in the 2016 Apicore Transaction totaling $41.7 million and $464,000 relating to the acquisition of property and equipment.

Cash used in financing activities for the year ended December 31, 2017 totaled $83.0 million including cash used in financing activities from discontinued operations of $80.9 million and primarily related to the repayment of the Company’s long-term debt with Crown and the MDC as well as the repayment of the note payable received from Apicore of $18.5 million subsequent to the completion of the Apicore Sale Transaction. Additionally, the Company paid $3.2 million to satisfy an amount due to the vendor from the 2016 Apicore Transaction. As well, the Company received $520,000 from the exercise of stock options, $422,000 from the exercise of Apicore stock options, $92,000 from the exercise of warrants and had $12.8 million released from escrow during the year ended December 31, 2017. This compares to cash from financing activities of $44.5 million, including cash from financing activities from discontinued operations of $44.3 million for the year ended December 31, 2016, which was primarily due obtaining the Crown loan and the $12.8 million of cash was held in escrow at December 31, 2016. The Company also received $1.8 million from the exercise of stock options and $39,000 from the exercise of warrants during the year ended December 31, 2016.

Cash used in discontinued operations for the year ended December 31, 2017 totaled $73.7 million primarily relating to the repayment of the Crown loan compared to cash from discontinued operations of $42.6 million for the year ended December 31, 2016, primarily relating to the proceeds on the Crown loan.

As at December 31, 2017, the Company had unrestricted cash totaling $5.3 million compared to $12.3 million as of December 31, 2016. As at December 31, 2017, the Company had working capital of $63.8 million when the assets and liabilities held for sale are excluded from current assets and liabilities compared to $29.2 million at December 31, 2016 when excluding liabilities relating to the acquisition of additional Apicore shares.

The Company did not have any long-term debt at December 31, 2017 recorded in its consolidated financial statements.

CONTRACTUAL OBLIGATIONS

As at December 31, 2017, in the normal course of business, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed as follows and the table excludes liabilities classified as held for sale:

	Contractual Obligations Payment Due by Period
(in thousands of CDN$)	Total	2018	2019	2020	2021	2022	Thereafter
Accounts Payable and Accrued Liabilities	$10,371	$10,371	-	-	-	-	-
Accrued Transaction Costs	22,361	22,361	-	-	-	-	-
Income Taxes Payable	2,429	2,429	-	-	-	-	-
Other Long-Term Liability	1,135	-	1,135	-	-	-	-
Purchase Agreement Commitments	6,098	1,250	1,215	1,039	1,039	1,179	376
Total	$42,394	$36,411	$2,350	$1,039	$1,039	$1,179	$376

26

Management’s Discussion and Analysis

Crown Capital Fund IV LP Term Loan (“Crown Loan”)

On November 17, 2016, in connection with the Company’s acquisition of the controlling ownership in Apicore, the Company received a term loan from Crown for $60,000,000 of which $30,000,000 was syndicated to the OPB a limited partner in Crown’s funds. Under the terms of the loan agreement, the Crown Loan bore interest at a fixed rate of 9.5% per annum, compounded monthly and was payable on an interest only basis, maturing in 48 months, and was repayable in full upon maturity.

The Company granted 450,000 warrants to each of Crown and OPB. Each warrant entitles the holder to purchase one Medicure common share at an exercise price of $6.50 for a period of four years. The Company presents and discloses its financial instruments in accordance with the substance of its contractual arrangement. Accordingly, the Company recorded a liability of $58,200,000, net of a three percent cash fee of $1,800,000, less related debt issuance costs of $3,538,648. The liability component was accreted using the effective interest rate method, and during the year ended December 31, 2017, the Company recorded accretion of $399,226 (2016 – $36,884), non-cash interest expense related to financing costs of $779,662 (2016 – $110,237) and interest expense of $5,012,877 (2016 – $702,574), respectively on the Crown Loan. The fair value assigned to the warrants issued of $2,065,500 has been separated from the fair value of the liability and is included in shareholders’ equity, net of its pro rata share of financing costs of $116,695.

The effective interest rate on the Crown Loan for the year ended December 31, 2017 was 12% (2016 – 12%).

On November 17, 2017, the Company repaid the Crown Loan in full, including a 4% prepayment penalty totaling $2,400,000 from funds on hand from the proceeds from the Apicore Sales Transaction. This resulted in a write-off of the unamortized cash fee and debt issuance costs of $1,363,890 and $2,648,749, respectively, which were recorded within net income from discontinued operations in the Company’s consolidated financial statements.

Knight Therapeutics Inc. Loan (“Knight Loan”)

On January 6, 2017, the interest and principal outstanding on the Knight Loan were repaid in full from the remaining funds provided under the Crown Loan, which was recorded on the Company’s consolidated statements of financial position as at December 31, 2016 as cash held in escrow.

Dena Bank Loan (“Dena Loan”)

The Company, through 2016 Apicore Transaction, had a debt agreement with Dena Bank. The Dena Loan bore interest at London Interbank Offered Rate (“LIBOR”) plus 4%, with equal monthly payments of principal and interest, maturing June 30, 2020. The Dena Loan was secured by the land, building, and machinery of a subsidiary, a pledge of 778,440 equity shares of Apicore LLC with a value each of U.S.$0.15, and a guarantee by directors of Apicore LLC.

As at December 31, 2017, the Dena Loan is included within liabilities held for sale on the Company’s consolidated statement of financial position. The effective rate of the Dena Loan for the year ended December 31, 2017 was 9% (2016 – 9%). Subsequent to December 31, 2017, the Company was discharged from the Dena Loan upon the sale of the Apicore India business as described in note 5 to the Company’s consolidated financial statements.

27

Management’s Discussion and Analysis

Manitoba Industrial Opportunities Program Loan (“MIOP Loan”)

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba (Manitoba Development Corporation), under the Manitoba Industrial Opportunities Program ("MIOP"), to assist in the settlement of its then existing long-term debt. The loan bore interest annually at 5.25% and originally matured on July 1, 2016. The loan was payable interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. Effective August 1, 2013, the Company renegotiated the terms of the MIOP Loan and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the MIOP Loan continued to be interest only until August 1, 2015, at which point blended principal and interest payments began. The MIOP Loan was to mature on July 1, 2018 and is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares of the Company with a fair value of $371,834, net of share issue costs of $28,166, in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. In connection with the guarantee, the Company entered into an indemnification agreement with the Chief Executive Officer under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement, the Company agreed to provide certain compensation upon a change in control of the Company. The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument ("MI") 61-101. Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

The Company was required to maintain certain non-financial covenants under the terms of the MIOP Loan. In connection with the 2016 Apicore Transaction, the Company did not obtain required approvals from MIOP prior to completing the transactions due to the timing of the closing of the transactions. The Company subsequently received a waiver from MIOP waiving any right to call the loan resulting from the December 1, 2016 transaction however required approvals were not obtained pertaining to the 2017 Apicore Transaction.

The effective interest rate on the MIOP Loan for the year ended December 31, 2017 was 7% (2016 – 7%).

On November 6, 2017, the Company repaid the MIOP Loan in full from funds on hand from the Apicore Sale Transaction. This resulted in a write-off of the unamortized debt issuance costs of $4,627 which were recorded within finance expense on the consolidated statements of net income and comprehensive income for the year ended December 31, 2017.

Commitments

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling U.S.$150,000 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling U.S.$197,900 annually (based on current pricing) until 2022 and between 400,000 and 493,000 euros annually (based on current pricing) until 2022.

Effective November 1, 2014, the Company entered into a sub-lease with Genesys Venture Inc. (“GVI”) to lease office space at a rate of $170,000 per annum for three years ending October 31, 2017. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212,000 per annum until October 31, 2019.

Subsequent to December 31, 2017, effective January 1, 2018, the Company renewed its business and administration services agreement with GVI, under which the Company is committed to pay $7,083 per month or $85,000 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which has been granted tentative approval by the FDA, and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of U.S.$100,000, with an additional U.S.$400,000 payable on final FDA approval and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The U.S.$400,000 payment is on hold pending the legal proceedings relating to PREXXARTAN® described in note 15(d) in the Company’s December 31, 2017 consolidated financial statements and is recorded within accounts payable and accrued liabilities on the Company’s consolidated statements of financial position.

28

Management’s Discussion and Analysis

On December 14, 2017 and subsequently updated on March 7, 2018, the Company announced it had acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM in the United States and its territories for a term of seven years with extensions to the term available. The Company has entered into a profit-sharing arrangement resulting in a portion of the net profits from ZYPITAMAGTM being paid to the licensor.

The Company received $200,000 of funding from the Province of Manitoba’s Commercialization Support for Business program to assist the Company with the completion of a study evaluating AGGRASTAT® in patients with impaired kidney function. The study was completed and the funds received during the year ended May 31, 2013. The funding is repayable when certain sales targets are met and the repayable requirement will remain in effect for a period not less than eight fiscal years. $100,000 of the funding was repaid during the year ended December 31, 2016 and the remaining $100,000 was repaid during the year ended December 31, 2017.

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the Company’s consolidated financial statements with respect to these indemnification obligations.

As a part of the Birmingham debt settlement described in note 11, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the year ended December 31, 2017 totaled $1,242,587 (2016 – $1,795,089) with payments made during the year ended December 31, 2017 of $1,829,295, respectively (2016 – $1,712,390).

The Company is obligated to pay royalties on any future commercial net sales of PREXXARTAN® to the licensor of PREXXARTAN®. To date, no royalties are due and/or payable.

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

Subsequent to December 31, 2017, the Company was named in a civil claim in Florida from the third-party manufacturer of PREXXARTAN® against Carmel. The claim disputes the rights granted by Carmel to the Company with respect to PREXXARTAN®.  The Company believed the claim against it was without merit and intended to defend itself against the claim. The claim against the Company has been subsequently withdrawn, however the claim between the third-party manufacturer and Carmel continues.

On September 10, 2015, the Company submitted a sNDA to the FDA to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission were to be successful, the Company will be obligated to pay 300,000 Euros over the course of a three-year period in equal quarterly instalments following approval. On July 7, 2016, the Company announced it received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the Company’s consolidated statements of net income and comprehensive income pertaining to this contingent liability.

During 2015, the Company began a development project of a cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug. In connection with this project, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug.

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Management’s Discussion and Analysis

FINANCIAL INSTRUMENTS

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The fair value of the Company's long-term debt, estimated prior to its settlement, approximated its carrying value, based on the terms of the long-term debt. The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently revalued using the effective interest method at each reporting date. The Company does not believe that its results of operations or cash flows would be materially affected by a sudden change in market interest rates.

The Company has not entered into any futures or forward contracts as at December 31, 2017. The Company is exposed to foreign exchange rate changes that could have a material impact on the Company’s results. Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S dollar denominated cash, accounts receivable, consideration receivable, holdback receivable, accounts payable and accrued liabilities, income taxes payable, royalty obligation, license fee payable and other long-term liabilities. The Company has not entered into any foreign exchange hedging contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

(Expressed in U.S. Dollars)	December 31, 2017	December 31, 2016 - Restated
Cash	$4,086,080	$8,895,641
Cash held in escrow	-	9,538,366
Accounts receivable	6,792,664	12,083,028
Consideration receivable	65,905,433	-
Holdback receivable	9,620,385	-
Accounts payable and accrued liabilities	(7,174,456)	(10,090,748)
Accrued transaction costs	(17,824,416)	-
Income taxes payable	(1,935,879)	(375,743)
Current portion of finance lease obligation	-	(66,454)
Current portion of royalty obligation	(1,225,350)	(1,503,643)
Finance lease obligation	-	(180,542)
Long-term debt	-	(9,473,000)
Royalty obligation	(2,321,092)	(2,730,269)
License fee payable	(400,000)	-
Other long-term liability	(904,749)	-
Due to Vendor	-	(2,054,882)
Derivative option on Apicore Class C shares	-	(24,499,967)
Liability to repurchase Apicore Class E shares	-	(2,010,649)
Fair value of Apicore Series A-1 preferred shares	-	(1,307,268)
	$54,618,620	$(23,776,130)

Based on the above net exposures as at December 31, 2017, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively on the Company's net income of approximately $3.8 million (2016 - $1.2 million).

The Company is also exposed to currency risk on the Euro, however management estimates such risk relating to an appreciation or deterioration of the Canadian dollar against the Euro would have limited impact on the operations of the Company.

RELATED PARTY TRANSACTIONS

Related parties consist of certain officers and shareholders, companies with significant influence, and companies in which certain directors, officers, or shareholders have interests. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed upon by the related parties.

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Management’s Discussion and Analysis

During the year ended December 31, 2017 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $85,000 (2016 – $85,000) for business administration services, $212,000 (2016 – $222,500) in rental costs and $43,800 (2016 –$41,975) for commercial and information technology support services. The business administration services summarized above are provided to the Company through a consulting agreement with GVI.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the year ended December 31, 2017, the Company paid GVI CDS $715,623 (2016 – $592,464) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the President and Chief Executive Officer. During the year ended December 31, 2017, the Company paid CanAm $458,424 (2016 – $560,205) for research and development services.

Beginning with the 2016 Apicore Transaction completed on December 1, 2016 and ending with the Apicore Sale Transaction completed on October 2, 2017, the Company incurred rental charges pertaining to leased manufacturing facilities and office space from Dap Dhaduk II LLC (“Dap Dhaduk”), an entity controlled by a minority shareholder and member of the board of directors of Apicore Inc. For the year ended December 31, 2017, the Company paid Dap Dhaduk $263,493 (2016 – $29,869) for rental expenses which are recorded within income from discontinued operations on the Company’s consolidated statements of net income and comprehensive income for the year ended December 31, 2017.

Beginning with the 2016 Apicore Transaction completed on December 1, 2016 and ending with the Apicore Sale Transaction completed on October 2, 2017, the Company purchased inventory from Aktinos Pharmaceuticals Private Limited and Aktinos HealthCare Private Limited (together, “Aktinos”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the year ended December 31, 2017, the Company paid Aktinos $1,599,056 (2016 – $217,382) for purchases of inventory, which were included in assets of the Apicore business sold in connection with the Apicore Sales Transaction.

Beginning with the 2016 Apicore Transaction completed on December 1, 2016 and ending with the Apicore Sale Transaction completed on October 2, 2017, the Company incurred research and development charges from Omgene Life Sciences Pvt. Ltd. (“Omgene”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the year ended December 31, 2017, the Company paid Omgene $26,465 (2016 – nil), respectively for research and development services which are recorded within income from discontinued operations on the Company’s consolidated statements of net income and comprehensive income for the year ended December 31, 2017.

Beginning with the 2016 Apicore Transaction completed on December 1, 2016 and ending with the Apicore Sale Transaction completed on October 2, 2017, the Company incurred pharmacovigilance charges from 4C Pharma Solutions LLC. (“4C Pharma”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the year ended December 31, 2017, the Company paid 4C Pharma $5,690 (2016 – nil) for services provided which are recorded within income from discontinued operations on the Company’s consolidated statements of net income and comprehensive income for the year ended December 31, 2017.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at December 31, 2017, included in accounts payable and accrued liabilities is $67,704 (2016 – $100,493) payable to GVI, $118,973 (2016 – $336,008) payable to GVI CDS, and $36,606 (2016 – $80,582) payable to CanAm. As at December 31, 2016, included in accounts payable and accrued liabilities is $467,250 payable to Aktinos. These amounts are unsecured, payable on demand and non-interest bearing.

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer. for a term of five years, at a rate of $300,000 annually, increasing to $315,000 annually, effective January 1, 2017. The Company may terminate this agreement at any time upon 120 days’ written notice. As at December 31, 2017, included in accounts payable and accrued liabilities is $125,000 (2016 – $54,380) payable to A.D. Friesen Enterprises Ltd. as a result of this consulting agreement. Any amounts payable to A.D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

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Management’s Discussion and Analysis

Effective January 1, 2017, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer, for a one-year term, at a rate of $155,000 annually. The agreement may be terminated by either party, at any time, upon 30 days’ written notice. As at December 31, 2017, there are no amounts included in accounts payable and accrued liabilities (2016 – $22,313) payable to JFK Enterprises Ltd. as a result of this consulting agreement. Any amounts payable to JFK Enterprises Ltd. are unsecured, payable on demand and non-interest bearing. Subsequent to December 31, 2017, effective January 1, 2018, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., for a one-year term, at a rate of $155,000 annually.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than as discussed above.

OUTLOOK

The Company is primarily focusing on:

Maintaining and growing AGGRASTAT® sales in the United States

The Company continues to work to expand the sales of AGGRASTAT® in the United States. The present market for GPIs, of which AGGRASTAT® is one of three agents, is approximately U.S.$180 million per year (2017). The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

As stated previously, one of the Company’s primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure's sNDA. The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

The Company believes that further expanded indications and dosing regimens could provide added value to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

On September 1, 2016, the Company announced that it had received approval from the FDA for its bolus vial product format for AGGRASTAT®. The product format is a concentrated, pre-mixed, 15 ml vial designed specifically for convenient delivery of the AGGRASTAT® bolus dose (25 mcg/kg). Development of the bolus vial was in response to feedback from interventional cardiologists and catheterization lab nurses from across the United States. Commercial launch of the bolus vial took place in October of 2016 and the Company continues to believe this product format will have a positive impact on hospital utilization of AGGRASTAT®.

The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors.

Commercial launch of ZYPITAMAGTM

The Company has acquired an exclusive license to sell and market ZYPITAMAGTM in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM, used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia, was approved early in 2017 by the FDA for sale and marketing in the United States and its territories and the Company intends to launch the product using its existing commercial infrastructure with a target commercial launch date in May 2018.

32

Management’s Discussion and Analysis

Acquisitions and licensing of new commercial products

In addition to the recent acquisitions of licenses in the United States for ZYPITAMAGTM and PREXXARTAN®, which, as described earlier, is currently on hold, the Company continues to explore additional opportunities for the acquisition or licensing of other cardiovascular products that fit the commercial organization.

Developing additional cardiovascular generic and reformulation products

On January 6, 2016, the Company announced that it had initiated the development of a cardiovascular generic drug. The project was a collaboration between Medicure International, Inc. and Apicore US LLC (together with its affiliates “Apicore”), a leading-edge manufacturer of generic API. The collaborative project was focused on the development of an intravenous aNDA drug product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. On December 13, 2016, the Company announced that the aNDA was filed with the FDA. Medicure has also begun the development of two additional generic versions of acute cardiovascular drugs and is exploring other potential opportunities.

The Company’s intention is that the first aNDA product will be launched using its existing commercial sales force and infrastructure with an expected approval in the fourth quarter of 2018 and a subsequent commercial launch in the first quarter of 2019.

CONTROLS

The Company is not required to certify on the design and evaluation of the Company's Disclosure Controls and Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”) under Canadian securities requirements. However, the Company is required to certify for the Securities Exchange Commission. Information can be found in the Company's Annual Report on Form 20-F for the year ended December 31, 2017.

RISKS AND UNCERTAINTIES

Risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended December 31, 2017, which can be obtained on SEDAR (www.sedar.com) and are not discussed extensively here.

With the exception of AGGRASTAT®, all of the Company’s products and technologies are currently in the research and development or launch stages. To obtain regulatory approvals for the Company’s clinical products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program. The Company does not and may never have a commercially viable drug formulation approved for marketing of these clinical products. There can be no assurance that the Company will be successful in obtaining necessary market approvals for its products, including its generic cardiovascular development project or TARDOXALTM. There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieving appropriate reimbursement from government or private health authorities.

In the near-term, a key driver of revenues will be the Company's ability to maintain or grow hospital sales of AGGRASTAT®, the commercial launch of ZYPITAMAGTM, and the acquisition of new products.

The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT®, successfully launch ZYPITAMAGTM commercially, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favorable terms or at all.

ADDITIONAL INFORMATION

Additional information regarding the Company, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, can be obtained on SEDAR (www.sedar.com).

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